Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262472

PROSPECTUS SUPPLEMENT NO. 14

(To the Prospectus dated March 10, 2022)

Primary Offering of

15,800,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Secondary Offering of

16,025,284 Shares of Class A Common Stock

7,175,000 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement supplements the prospectus, dated March 10, 2022 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262472). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2023 (the “Current Report”) other than the information included in Items 2.02 and 7.01 and Exhibit 99.1, which were furnished and not filed with the Securities and Exchange Commission. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i) up to 16,025,284 shares of our Class A common stock, par value $0.0001 per share (”Class A Common Stock”), (including (a) 7,175,000 shares that may be issued upon the exercise of the Private Warrants (as defined below) and (b) 8,850,384 PIPE Shares (as defined in the Prospectus) and (ii) up to 7,175,000 warrants to purchase shares of Class A Common Stock (the “Private Warrants”) originally issued in a private placement that closed concurrently with the initial public offering of Thayer Ventures Acquisition Corporation, our legal predecessor and a special purpose acquisition company (“Thayer”). In addition, the Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 7,175,000 shares of Class A Common Stock that are issuable upon the exercise of the Private Warrants and (ii) 8,625,000 shares of Class A Common Stock that are issuable upon the exercise warrants to purchase shares of Class A Common Stock sold as part of Thayer’s initial public offering (the “Public Warrants” and together with the Private Warrants, the “Warrants”).

Our Class A Common Stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ISPO” and the Warrants are listed on Nasdaq under the symbol “ISPOW.” On March 15, 2023, the last reported sales price of our Class A Common stock was $1.03 per share and the last reported sales price of our Warrants was $0.09.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 16, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 15, 2023

Inspirato Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-39791	85-2426959
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1544 Wazee Street Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

(303) 586-7771

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ISPO	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	ISPOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On March 15, 2023, Inspirato Incorporated (“Inspirato” or the “Company”) issued a press release announcing its financial results for the quarter and full year ended December 31, 2022. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 15, 2022, R. Webster Neighbor and the Company agreed that he will continue to serve as Chief Financial Officer of the Company until the Company identifies and appoints a permanent replacement, at which point he will serve in the role of Chief Strategy Officer, reporting directly to the Company’s Chief Executive Officer, with responsibility for activities related to corporate strategy, debt and equity capital markets, investor relations, real estate capital formation and investment. The Company thanks Mr. Neighbor for his dedicated service as Chief Financial Officer.

The terms of Mr. Neighbor’s continued employment with the Company as Chief Financial Officer and in the role of Chief Strategy Officer are set forth in the amended and restated employment agreement between Mr. Neighbor and Inspirato LLC dated March 15, 2023 (the “Neighbor Employment Agreement”). The Neighbor Employment Agreement supersedes the existing employment agreement between Inspirato LLC and Mr. Neighbor effective on June 30, 2021 (the “Prior Agreement”) but its terms are substantially the same other than the following material changes:

•	Neighbor will continue to serve as Chief Financial Officer of the Company until a replacement chief financial officer is appointed, at which time he will serve in the role of Chief Strategy Officer reporting directly to the Chief Executive Officer.

•	Mr. Neighbor may terminate his employment for “Good Reason” if he does not report directly to the Chief Executive Officer.

•	In the event Mr. Neighbor incurs a qualifying termination entitling him to severance, and the qualifying termination occurs either (i) after the 6-month anniversary of the effective date of the Neighbor Employment Agreement or (ii) prior to the 6-month anniversary of the effective date of the Neighbor Employment Agreement due to a termination by the Company without “Cause” or by Mr. Neighbor for “Good Reason,” then he will receive additional vesting equivalent the outstanding unvested equity awards that would have vested with continued services through the 12-month anniversary of the date of termination. In all cases, Mr. Neighbor’s receipt of severance benefits continues to be subject to Mr. Neighbor signing a separation agreement and release of claims against the Company and related parties.

The foregoing description of the Neighbor Employment Agreement is qualified in its entirety by reference to the full text of the Neighbor Employment Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

Inspirato announces material information to the public about Inspirato, its products and services, and other matters through a variety of means, including filings with the Securities and Exchange Commission, press releases, public conference calls, webcasts, the investor relations section of its website (https://investor.inspirato.com), its blog (https://www.inspirato.com/details) and its Twitter account (@inspirato) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with its disclosure obligations under Regulation FD.

The information in Item 2.02 and Item 7.01 of this Current Report on Form 8-K, and Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	R. Webster Neighbor Amended and Restated Employment Agreement, dated March 15, 2023

99.1	Press Release dated March 15, 2023

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSPIRATO INCORPORATED

Dated: March 15, 2023
	By:	/s/ Brent Handler
Name: Brent Handler
Title: Chief Executive Officer

Exhibit 10.1

EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (“Agreement”) is made between Inspirato LLC (the “Company”), and Web Neighbor (the “Executive”) and is effective on the date signed by both the Executive and on behalf of the Company below (the “Effective Date”).

WHEREAS, the Company and the Executive are parties to an employment agreement signed on September 15, 2021 (“Prior Agreement”) and have mutually agreed to modify the terms of the Executive’s employment relationship with the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             Employment.

(a)                Term. The Company shall employ the Executive and the Executive shall be employed by the Company pursuant to this Agreement commencing as of the Effective Date, and continuing until such employment is terminated in accordance with the provisions hereof (the “Term”).

(b)                Position and Duties. During the Term, from the Effective Date until the Board of Directors (the “Board”) of Inspirato Incorporated, a Delaware corporation (the “Parent”) has appointed a different chief financial officer for Parent, the Executive shall serve as the Chief Financial Officer of Parent and Chief Financial Officer of the Company, and shall have such powers and duties as may from time to time be prescribed by the Board or Parent’s Chief Executive Officer (the “CEO”). Beginning on the date of the Board’s appointment of a new chief financial officer for Parent (the “New CFO Appointment Date”), the Executive will serve as Chief Strategy Officer reporting directly to the CEO with responsibility for such projects as the CEO assigns, including activities related to corporate strategy, debt and equity capital markets, investor relations, real estate capital formation and investment, as the CEO from time to time may direct. The Executive shall be based at the Company’s Colorado headquarters and shall devote the Executive’s full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors or engage in religious, charitable, teaching, or other community activities, as long as such work, services, and activities do not conflict with or interfere with the Executive’s performance of the Executive’s duties to the Company.

2.             Compensation and Related Matters.

(a)                Base Salary. The Executive’s initial base salary shall continue to be paid at the rate of $450,000 per year. The Executive’s base salary shall be subject to review and may be increased (but not decreased) from time to time by the Board or the Compensation Committee of the Board (the “Compensation Committee”). The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for executive officers.

(b)                Incentive Compensation. The Executive’s target annual target cash incentive compensation shall be 50% of the Executive’s Base Salary. The target annual incentive compensation in effect at any given time is referred to herein as “Target Bonus.” The Target Bonus and the earning of any actual bonus is subject to the terms of any applicable incentive compensation plan that may be in effect from time to time with the earned amount, which could be $0 if the metrics in the incentive compensation plan are not met, to be approved by the Compensation Committee. Any bonus earned will be paid no later than March 15 of the year following the year to which it relates and to earn incentive compensation, the Executive must be employed by the Company on the day such incentive compensation is paid

(c)                Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for similar executives.

(d)                Other Benefits. The Executive shall be eligible to participate in or receive benefits under the Company’s employee benefit plans in effect from time to time, subject to the terms of such plans. Additionally, the Executive shall have benefits under the Company’s vacation property benefits with benefit levels no less favorable than those provided to similarly situated executives.

(e)                Paid Time Off. The Executive shall be entitled to take paid time off in accordance with the Company’s applicable paid time off policy for similar executives, as may be in effect from time to time.

(f)                 Annual Equity Grants. Any equity compensation awards held by the Executive as of the Effective Date will continue on their present terms after the Effective Date, except as modified by this Agreement. Executive may be granted future equity compensation awards in the discretion of the Board or Compensation Committee. Executive will be recommended for awards similar to those for similarly situated executives.

3.             Termination. The Executive’s employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a)            Death. The Executive’s employment hereunder shall terminate upon death.

(b)            Disability. The Company may terminate the Executive’s employment if the Executive is disabled and unable to perform or expected to be unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 consecutive days in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Executive to whom the Company has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. Nothing in this Section 3(b) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c)            Termination by Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause, as reasonably determined in good faith by the Company Chief Executive Officer. For purposes of this Agreement, “Cause” shall mean any of the following:

(i)               misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes;

(ii)              the Executive’s conviction for, or the Executive’s plea of guilty or no contest to (A) any felony or (B) a misdemeanor involving moral turpitude;

(iii)             any willful misconduct by the Executive that results in material economic injury to the Company or any of its subsidiaries or affiliates and that is not cured by the Executive in good faith within a reasonable period of time (not less than 30 days) after the Executive’s receipt of written notice from the Company specifying the breach;

(iv)             the Executive’s material breach of any written agreement or covenant with the Company that results in material economic injury to the Company or any of its subsidiaries or affiliates and that is not cured by the Executive in good faith within a reasonable period of time (not less than 30 days) after the Executive’s receipt of written notice from the Company specifying the breach;

(v)              the Executive’s material violation of any written Company policy that results in material economic injury to the Company or any of its subsidiaries or affiliates and that is not cured by the Executive in good faith within a reasonable period of time (not less than 30 days) after the Executive’s receipt of written notice from the Company specifying the violation; or

(vi)             the Executive’s willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation, and that is not cured by the Executive in good faith within a reasonable period of time (not less than 30 days) after the Executive’s receipt of written notice from the Company specifying the violation

If the Executive cures the Cause condition during the applicable cure period, Cause shall be deemed not to have occurred.

(d)           Termination by the Company without Cause. The Company may terminate the Executive’s employment hereunder at any time without Cause. Any termination by the Company of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 3(c) and does not result from the death or disability of the Executive under Section 3(a) or (b) shall be deemed a termination without Cause.

(e)            Termination by the Executive. The Executive may terminate employment hereunder at any time for any reason, including but not limited to, Good Reason. “Good Reason” shall mean that the Executive has completed all steps of the Good Reason Process (hereinafter defined) following the occurrence of any of the following events without the Executive’s consent (each, a “Good Reason Condition”):

(i)                a material diminution in reporting relationship such that the Executive does not report directly to the CEO;

(ii)               a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company;

(iii)             a material change in the geographic location at which the Executive provides services to the Company, such that there is an increase of at least thirty (30) miles of driving distance to such location from the Executive’s principal residence as of such change; or

(iv)             a material breach by the Company of any agreement between the Executive and the Company.

The “Good Reason Process” consists of the following steps:

(i)               the Executive reasonably determines in good faith that a Good Reason Condition has occurred;

(ii)               the Executive notifies the Company in writing of the first occurrence of the Good Reason Condition within 60 days of the first occurrence of such condition;

(iii)             the Executive cooperates in good faith with the Company’s efforts, for a period of not less than 30 days following such notice (the “Cure Period”), to remedy the Good Reason Condition;

(iv)             notwithstanding such efforts, the Good Reason Condition continues to exist; and

(v)              the Executive terminates employment within 60 days after the end of the Cure Period.

If the Company cures the Good Reason Condition during the Cure Period, Good Reason shall be deemed not to have occurred.

For this Agreement, “Change in Control” shall mean the occurrence of any of the following events:

(i)               A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, that for this subsection, the acquisition of additional stock by any one Person, who prior to such acquisition is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event shall not be considered a Change in Control under this Section 2(f)(i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(ii)              A change in the effective control of the Company which occurs on the date a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)          A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, that for this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets:

(A)          a transfer to an entity controlled by the Company’s stockholders immediately after the transfer, or

(B)           a transfer of assets by the Company to:

(1)               a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock,

(2)               an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company,

(3)               a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or

(4)               an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(1) to subsection (iii)(B)(3).

For this definition, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For this definition, persons will be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. For the avoidance of doubt, wholly-owned subsidiaries of the Company shall not be considered “Persons” for purposes of this definition of Change in Control.

(iv)          A transaction will not be a Change in Control:

(A)          unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Internal Revenue Code (the “Code”); or

(B)           if its primary purpose is to (1) change the jurisdiction of the Company’s incorporation, or (2) create a holding company owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(f)             Payment of Accrued Obligations. If the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) (i) any Base Salary earned through the Date of Termination; (ii) unpaid expense reimbursements (subject to, and in accordance with, Section 2(c) of this Agreement); and (iii) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Obligations”).

4.             Notice and Date of Termination.

(a)                Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive’s employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(b)                Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by death, the date of death; (ii) if the Executive’s employment is terminated on account of disability under Section 3(b) or by the Company for Cause under Section 3(c), the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Company without Cause under Section 3(d), the date on which a Notice of Termination is given or the date otherwise specified by the Company in the Notice of Termination; (iv) if the Executive’s employment is terminated by the Executive under Section 3(e) other than for Good Reason, 14 days after the date on which a Notice of Termination is given, and (v) if the Executive’s employment is terminated by the Executive under Section 3(e) for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

5.             Severance Pay and Benefits Upon Termination. If the Executive’s employment is terminated for any reason other than as provided in Section 3(a) or 3(c), then, in addition to the Accrued Obligations, and subject to (i) the Executive signing a separation and release agreement in substantially the form attached hereto as Exhibit A, with such changes as necessary to address changes in the law (the “Separation and Release Agreement”), (ii) the Separation and Release Agreement becoming irrevocable, and (iii) the Executive truthfully signing any subcertification reasonably requested by Parent that the CEO and chief financial officer of Parent can rely upon when making the certifications required by Exchange Act Rules 13a-14(A) and 15d-15(A), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation and Release Agreement), which shall include a seven (7) business day revocation period, the Company shall:

(a)                pay the Executive an amount equal to twenty-four (24) months of the Executive’s Base Salary (the “Severance Amount”);

(b)                pay the Executive (i) any incentive compensation pursuant to Section 2(b) of this Agreement determined to have been earned in respect of the year preceding the year of termination but not yet paid and (ii) 200% of the Executive’s Target Bonus for the then-current year;

(c)                notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, take action to ensure that (i) in the event a Change in Control has occurred prior to, occurs concurrent with, or occurs within three months following the Date of Termination, all time-based stock options and other stock-based awards subject to only time-based vesting held by the Executive (the “Time-Based Equity Awards”) shall immediately accelerate and become fully exercisable or nonforfeitable, and (ii) in the event a Change of Control has not occurred prior to, does not occur concurrent with, and does not occur within three months following the Date of Termination, 50% of the total amount of all outstanding and unvested equity-securities subject to Time-Based Equity Awards (as measured by the number of shares of the Parent’s Class A Common Stock or equivalent equity securities covered by such Time-Based Equity Awards on a fully diluted basis), calculated ratably across all future scheduled vesting events as of the Date of Termination, shall immediately accelerate and become fully exercisable or nonforfeitable and, provided that either (a) the Date of Termination is after six (6) month anniversary of the Effective Date or (b) the termination is before the six (6) month anniversary of the Effective Date and is by the Company under Section 3(d) or by the Executive under Section 3(e), then a number of the then-unvested and outstanding equity securities subject to the remaining Time-Based Equity Awards shall immediately become fully exercisable and nonforfeitable equal to the number of unvested equity securities that would have vested with continued service through the next twelve (12) months following the Date of Termination; provided that Time-Based Equity Awards that accelerate pursuant to this sentence shall accelerate in the following order: first ratably with respect to all Time-Based Equity Awards other than restricted stock unit awards, and second, ratably with respect to all restricted stock unit awards (by way of example, if a termination occurs pursuant to which 50,000 equity securities accelerate pursuant to this sentence, and on the Date of Termination the Executive holds 100,000 equity securities subject to profits interests and 50,000 subject to restricted stock unit awards, then 50,000 equity securities subject to profits interests will accelerate (with such acceleration applied ratably with respect to each such profits interest), and no equity securities subject to restricted stock units will accelerate). In all such cases, the applicable Time-Based Equity Awards will accelerate and/or become fully exercisable and non-forfeitable as of the later of (x) the Date of Termination or (y) the effective date of the Separation Agreement and Release (the “Accelerated Vesting Date”) and the post-termination exercise period for any stock options will be extended for one year after termination of employment (unless the stock option terminates earlier because it has reached its maximum term or in connection with a change in control). For avoidance of doubt, any severance protections applicable to performance-based equity awards will be set out in the agreements governing such awards; and

(d)                subject to the Executive’s copayment of premium amounts at the applicable active employees’ rate and the Executive’s proper election to receive benefits under COBRA, pay to the group health plan provider, the COBRA provider or the Executive a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company until the earliest of (A) the twenty-four (24) month anniversary of the Date of Termination; (B) the Executive’s eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of the Executive’s continuation rights under COBRA; provided, however, if the Company determines that it cannot pay such amounts to the group health plan provider or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to the Executive for the time period specified above. Such payments shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates.

The amounts payable under Section 5(a) and Section 5(b) shall be paid out in substantially equal bi-monthly installments with the number of installments equal to two (2) multiplied by the number of months based on which the Severance Amount is determined in accordance with the Company’s payroll practice commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount, to the extent it qualifies as “non-qualified deferred compensation” within the meaning of Section 409A of the Code, shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Notwithstanding the prior sentence, any earned but unpaid bonus for a prior year will be paid on the date that the first of the equal installments is paid. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

6.             Limitation.

(a)                Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code, and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b)                For purposes of this Section 6(b), the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(c)                The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 6(b) shall be made by a nationally recognized accounting or valuation firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

7.             Section 409A.

(a)                Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement or otherwise on account of the Executive’s separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b)                All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)                To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d)                The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement or the Restrictive Covenants Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)                The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

8.             Continuing Obligations.

(a)                Proprietary Rights and Inventions Assignment Agreement. The Executive is party to the Proprietary Rights and Inventions Assignment Agreement, attached hereto as Exhibit B (the “PRIA”). The Executive acknowledges that during the term of his employment, he has had and will continue to have access to trade secrets of the Company and/or be part of the Company’s management team. Therefore, for the period of his employment by the Company and continuing until one year after his Date of Termination, regardless of the reason for the termination of his employment, the Executive agrees that he shall not, without the prior written consent of the Company, directly or indirectly, own, invest in, manage, operate, control or advise or join in or participate in the ownership, management, operation or control of or be employed by or connected in any manner with any businesses that sell, market, operate or have investment in; villa rental, fractional ownership, cooperative vacation club, home exchange and/or luxury destination club or any entity in the United States which is in direct competition with the Company’s Business and acknowledges that the agreement not to compete set forth in this provision is both reasonable and necessary for the protection of the Company’s trade secrets, as contemplated by CO Rev. Stat. § 8-2-113(2)(b). For purposes of this Agreement, the Company’s Business shall mean the Company’s business on the Executive’s Date of Termination, including all prior products, services or diversified lines of business. For purposes of this Agreement, the obligations in this Section 8 and those that arise in the PRIA and any other agreement relating to confidentiality, assignment of inventions, or other restrictive covenants shall collectively be referred to as the “Continuing Obligations.” The parties agree that the value of the Continuing Obligations to the Company is no less than the value of any severance amounts paid to the Executive.

(b)                Non-Solicitation. For the period of my employment by the Company and continuing until two years after my last day of employment with the Company, regardless of the reason for the termination of my employment, I will not directly or indirectly induce any employee of the Company to terminate or negatively alter his or her relationship with the Company.

(c)                Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information, other than confidentiality restrictions (if any), or the Executive’s engagement in any business. The Executive represents to the Company that the Executive’s execution of this Agreement, the Executive’s employment with the Company and the performance of the Executive’s proposed duties for the Company will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(d)                Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Company in (i) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company, and (ii) the investigation, whether internal or external, of any matters about which the Company believes the Executive may have knowledge or information. The Executive’s full cooperation in connection with such claims, actions or investigations shall include, but not be limited to, being available to meet with counsel to answer questions or to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses.

(e)                Relief. The Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the Continuing Obligations, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of the Continuing Obligations, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

9.             Arbitration of Disputes.

(a)                Arbitration Generally. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of JAMS in Denver, Colorado in accordance with the JAMS Employment Arbitration Rules, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. The Executive understands that the Executive may only bring such claims in the Executive’s individual capacity, and not as a plaintiff or class member in any purported class proceeding or any purported representative proceeding. The Executive further understands that, by signing this Agreement, the Company and the Executive are giving up any right they may have to a jury trial on all claims they may have against each other. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. Notwithstanding the foregoing, this Section 9 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate, including without limitation relief sought under the Restrictive Covenants Agreement; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 9.

(b)                Arbitration Fees and Costs. The Executive shall be required to pay an arbitration fee to initiate any arbitration equal to what the Executive would be charged as a first appearance fee in court. The Company shall advance the remaining fees and costs of the arbitrator. However, to the extent permissible under the law, and following the arbitrator’s ruling on the matter, the arbitrator may rule that the arbitrator’s fees and costs be distributed in an alternative manner. Each party shall pay its own costs and attorneys’ fees, if any. If, however, any party prevails on a statutory or contractual claim that affords the prevailing party attorneys’ fees (including pursuant to this Agreement), the arbitrator may award attorneys’ fees to the prevailing party to the extent permitted by law.

10.           Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 9 of this Agreement, the parties hereby consent to the jurisdiction of the state and federal courts of the State of Colorado. Accordingly, with respect to any such court action, the Executive (a) submits to the exclusive personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11.           Waiver of Jury Trial. Each of the Executive and the Company irrevocably and unconditionally waives all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or THE EXECUTIVE’s employment by the Company or any affiliate of the Company, INCLUDING WITHOUT LIMITATION THE EXECUTIVE’S or the Company’s performance under, or the enforcement of, this Agreement.

12.           Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, provided that the Restrictive Covenants Agreement and the Equity Documents remain in full force and effect.

13.           Withholding; Tax Effect. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

14.           Assignment. Neither the Executive nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement (including the Restrictive Covenants Agreement) without the Executive’s consent to any affiliate or to any person or entity with whom the Company shall hereafter effect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets; provided further that if the Executive remains employed or becomes employed by the Company, the purchaser or any of their affiliates in connection with any such transaction, then the Executive shall not be entitled to any payments, benefits or vesting pursuant to Section 5 of this Agreement solely as a result of such transaction but the transaction may result in a change in the Executive’s position that would entitle him to resign for Good Reason and receive benefits under Section 5. This Agreement shall inure to the benefit of and be binding upon the Executive and the Company, and each of the Executive’s and the Company’s respective successors, executors, administrators, heirs and permitted assigns.

15.           Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

16.           Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

17.           Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18.           Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

19.           Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company and no subsequent writing will abrogate the Executive’s rights under this Agreement without specifically mentioning and waiving this Section 19.

20.           Effect on Other Plans and Agreements. An election by the Executive to resign for Good Reason under the provisions of this Agreement shall not be deemed a voluntary termination of employment by the Executive for the purpose of interpreting the provisions of any of the Company's benefit plans, programs or policies. Nothing in this Agreement shall be construed to limit the rights of the Executive under the Company’s benefit plans, programs or policies except as otherwise provided in Section 8 hereof, and except that the Executive shall have no rights to any severance benefits under any Company severance pay plan, offer letter or otherwise. In the event that the Executive is party to an agreement with the Company providing for payments or benefits under such plan or agreement and under this Agreement, the terms of this Agreement shall govern and the Executive may receive payment under this Agreement only and not both. The provisions of the prior sentence will not apply to any performance-based equity grants and any severance protections set forth in the award agreements for such performance-based equity grants will govern.

21.           Governing Law. This is a Colorado contract and shall be construed under and be governed in all respects by the laws of the State of Colorado, without giving effect to the conflict of laws principles thereof. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Tenth Circuit.

22.           Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the Effective Date.

INSPIRATO LLC

By:	/s/ Brent Handler
Brent Handler

Its:	Chief Executive Officer

Date:	March 15, 2023

EXECUTIVE

By:	/s/ Web Neighbor
Web Neighbor

Date:	March 15, 2023

Exhibit A

Separation and Release Agreement

This Separation and Release Agreement (“Agreement”) is made between Inspirato LLC, a Delaware limited liability company (the “Company”) and [•] (“Executive”) (each a “party” and together the “parties”):

WHEREAS, the Executive was employed by the Company;

WHEREAS, the Executive has separated from employment with the Company effective [insert date] (“Separation Date”);

WHEREAS, the parties wish to ensure an amicable separation and to provide for the release in full of all claims by the Executive;

NOW, THEREFORE, the parties agree as follows:

1.             Separation Benefits. Provided that the Executive complies with all conditions described in Section 3 of this Agreement (the “Conditions”), the Company shall provide the following separation benefits to the Executive: [TO INSERT PER EMPLOYMENT AGREEMENT]

2.             Release in Full of All Claims. In exchange for the promises described in Section 1 of this Agreement, the Executive, for himself/herself and his/her heirs, assigns and personal representatives, fully and completely releases the Company and its parents, subsidiaries and affiliated entities and all predecessors and successors thereto, and all benefit plans thereof, and all of their respective shareholders, members, partners, directors, officers, managers, employees, attorneys, administrators and agents (each a “Releasee” and collectively the “Releasees”) from any and all claims or causes of action that the Executive may have against the Releasees, known or unknown, including claims or causes of action that relate in any way to the Executive’s employment with any Releasee or the termination thereof, from the beginning of time through the date the Executive signs this Agreement (each a “Released Claim” and together the “Released Claims”), including but not limited to the following:

(a)        federal, state or local laws prohibiting discrimination (including harassment and retaliation) in employment, such as: (i) the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act, and the Executive Order 11141, which prohibit discrimination based on age; (ii) Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866 (42 U.S.C. § 1981), the Equal Pay Act, and the Executive Order 11246, which prohibit discrimination based on race, color, national origin, religion, or sex; (iii) the Genetic Information Nondiscrimination Act, which prohibits discrimination on the basis of genetic information; (iv) the Americans With Disabilities Act and Sections 503 and 504 of the Rehabilitation Act of 1973, which prohibit discrimination based on disability; (v) the National Labor Relations Act, which prohibits discrimination for engaging in certain concerted protected activity; (vi) the Occupational Safety and Health Act and the Mine Safety and Health Act, which prohibit discrimination for engaging in certain safety-related activity; (vii) the Sarbanes Oxley Act, which prohibits discrimination for engaging in certain whistleblowing activity; and (viii) the Colorado Anti-Discrimination Act (C.R.S. 24-34-301 et seq. and 24-34-401 et seq.), which prohibits discrimination on many of the bases described above;

(b)        federal, state or local laws regarding wages and hours, including laws regarding minimum wage, overtime compensation, wage payment, vacation pay, sick pay, compensatory time, commissions, bonuses, and meal and break periods wages, such as the Fair Labor Standards Act and the Colorado Wage Claim Act (C.R.S. 8-4-101 et seq.);

(c)        other employment laws, including but not limited to: (i) the Family and Medical Leave Act, which requires employers to provide leaves of absence under certain circumstances; (ii) the Worker Adjustment and Retraining Notification Act (WARN), which requires advance notice of certain workforce reductions; (iii) the Employee Retirement Income Security Act, which protects employee benefits (among other things); and (iv) the Uniformed Services Employment and Reemployment Rights Act, which requires employers to provide military leave under certain circumstances; and

(d)        any common law theory, including but not limited to breach of contract (expressed or implied), promissory estoppel, wrongful discharge, outrageous conduct, defamation, fraud or misrepresentation, tortious interference, invasion of privacy, negligent hiring or supervision, or any other claims based in contract, tort or equity.

Notwithstanding the foregoing, the Released Claims do not include claims for breach of this Agreement, claims related to rights to indemnification or insurance the Executive has pursuant to contractual arrangements with the Company or its parent, corporate documents of the Company or its parent, claims that arise after the Executive signs this Agreement, claims for vested pension benefits, claims for workers’ compensation benefits or unemployment compensation benefits, and any other claims that cannot by law be released by private agreement. In addition, this release does not prevent the Executive from filing: (i) a lawsuit to challenge the effectiveness of a release of claims of age discrimination under the ADEA; or (ii) a charge with a governmental agency, including but not limited to the U.S. Equal Employment Opportunity Commission (“EEOC”) and the U.S. Securities and Exchange Commission (“SEC”), but the Executive is waiving his/her right to recover any monetary or injunctive relief pursuant to any such charge. Notwithstanding the foregoing, this Agreement does not prevent the Executive from recovering an award from or by a governmental agency for providing information.

Executive acknowledges and agrees that the Executive is releasing both known and unknown claims and waives the benefit of any statute purporting to prevent the Executive from releasing unknown claims, including but not limited to the protection of Cal. Civ. Code Section 1542, which states:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

3.             Conditions. The Executive shall comply with the following terms, as conditions of payment, and in the event that the Executive fails to satisfy these conditions, the Company shall have no obligation to provide any separation benefits pursuant to Section 1 and shall be entitled to a refund of any separation benefits previously paid:

(a)           Execution and Return of Agreement. The Executive shall sign this Agreement and return the signed original of the Agreement to the Company within twenty-one (21) days after the Separation Date and shall not revoke it, except as otherwise described in Section 6, below.

(b)           Property. The Executive shall return all Company property in the Executive’s possession, custody or control on or before the Separation Date, including but not limited to all motor vehicles, computer hardware, office equipment, tools, telephones, credit cards, keys, card keys, and the originals and all copies of all documents, files, computer software and electronic data (including any and all copies of the Company’s proprietary software, commensurate source code and engineering designs); provided, however, that the Executive may retain copies of documents reflecting the Executive’s compensation and benefits from the Company. By signing this Agreement, the Executive represents and warrants that the Executive has fully complied with this Section 3(b).

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(c)            Non-Disparagement. The Executive shall not malign or disparage any of the Releasees or the Company’s business, products, services, customers or clients. The Company shall direct its officers and directors to not malign or disparage the Executive. Nothing in this Agreement shall preclude a party from: (i) reporting violations of law to law enforcement officials; (ii) giving truthful testimony under oath in a judicial, administrative, or arbitral proceeding; or (iii) making truthful statements to governmental agencies (including but not limited to the EEOC and SEC). By signing this Agreement, the Executive represents and warrants that the Executive has fully complied with this Section 3(c).

(d)           Confidential Information.

(i)        Executive shall not disclose to any third party, or use for the benefit of the Executive or any third party, any Confidential Information. For purposes of this Agreement, “Confidential Information” shall mean: (A) all trade secrets of the Releasees, as that term is defined in the Colorado Uniform Trade Secrets Act, C.R.S. 7-74-101 et seq.; (B) all intellectual property of the Releasees, including but not limited to all inventions, discoveries, ideas or processes that have been or could be protected by patent, trademark, copyright or similar protections; (C) all communications or information to or from counsel for any of the Releasees that constitute attorney work product or are protected by attorney-client privilege; and (D) all other non-public information concerning the business or operations of the Releasees, including but not limited to information concerning organization, management, finances, business plans and strategies, clients and customers, relationships with contractors and vendors, proprietary or specialized computer software, employees, products and services, equipment and systems, methods, processes and techniques, and prospective and executed contracts and other business arrangements.

(ii)       In response to any subpoena, court order or other legal process purporting to require disclosure of Confidential Information, the Executive shall: (A) immediately notify the Company; (B) take all lawful steps, at the Company’s expense, to resist the subpoena, court order or other process unless otherwise directed by the Company; and (C) cooperate fully, at the Company’s expense, with all lawful efforts by the Company to protect the Confidential Information from disclosure.

(iii)      Notwithstanding the foregoing, 18 U.S.C. §1833(b) provides, in part: “(1) An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. (2) An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.” Nothing in this Agreement, any other agreement executed by the Executive, or any Company policy is intended to conflict with this statutory protection.

(e)            Other Agreements. The Executive shall fully comply with all other agreements between the Executive and the Company (or any parent, subsidiary or affiliate of the Company or predecessor or successor thereto), including but not limited to the attached Proprietary Rights and Inventions Assignment Agreement, the Continuing Obligations set forth in the Employment Agreement between the Executive and the Company signed on [•], and any other agreements regarding confidentiality, protection of intellectual property, noncompetition, or nonsolicitation (each an “Other Agreement”); provided, however, that in the event of any conflict between any provision of this Agreement and a provision of an Other Agreement, the provision providing the greater protection to the Company shall control.

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(f)            Cooperation and Assistance. For a period of one year from and after the Separation Date, the Executive shall cooperate with and assist the Company, without out-of-pocket expense to the Executive, by sharing the knowledge the Executive has gained during the course of employment with the Company as reasonably requested by the Company.

4.             No Other Claims. The Executive represents and warrants that:

(a)            Executive has no Released Claims pending against the Company or any other Releasee and has not assigned or transferred any Released Claim to anyone;

(b)           Executive has been timely paid all compensation owed for services rendered through the Separation Date, including all salary, wages, bonuses, commissions, overtime compensation (if applicable) and payment for all accrued but unused vacation, and has timely received all meal periods and rest breaks to which the Executive may have been entitled;

(c)            Executive has been fully reimbursed for all business expenses incurred by the Executive for which the Executive was entitled to reimbursement;

(d)           Executive has not suffered any work-related injury or illness as an employee of the Company or any other Releasee and is not aware of any facts or circumstances that would give rise to a workers’ compensation claim by the Executive against the Company or any other Releasee; and

(e)            Executive has not suffered any sexual harassment or sexual abuse as an employee of the Company or any other Releasee and is not aware of any facts or circumstances that would give rise to such a claim by the Executive against the Company or any other Releasee.

5.              Acknowledgements. By signing this Agreement, the Executive acknowledges and agrees that:

(a)           the consideration described in Section 1 of this Agreement is consideration to which the Executive would not otherwise be entitled, but for the signing of this Agreement;

(b)           Executive has been advised to consult with legal counsel and a tax professional, including with regard to Section 409A, as defined below, about this Agreement and has been given an opportunity to do so;

(c)            Executive has been given the amount of time specified in Section 3(a) within which to consider this Agreement before signing it, any changes to this Agreement did not restart the consideration period, and if the Executive has signed this Agreement in less than the specified consideration period, the Executive has done so voluntarily;

(d)            Executive is not relying on any promises or representations of any kind, except those set forth in this Agreement; and

(e)            Executive has signed this Agreement voluntarily, of the Executive’s own free will, and without any threat, intimidation or coercion.

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6.             Revocation. The Executive may revoke this Agreement by delivering written notice of revocation to the Company by email, delivery or U.S. Mail addressed as follows, which notice must be received not later than the seventh (7th) calendar day following the Executive’s signing of this Agreement, and this Agreement shall not become effective until the seven-day revocation period has expired without revocation by the Executive:

Inspirato LLC

1544 Wazee Street

Denver, CO 80202

Email: [•]@inspirato.com

Attn: [•]

7.             Confidentiality. The existence and terms of this Agreement are strictly confidential and shall not be disclosed by the Executive to anyone except (a) the Executive’s spouse, attorneys and tax advisors, and then only after securing their agreement to be bound by this provision; or (b) in response to inquiry from a taxing authority or otherwise as required by law.

8.             Invalidity of Release. If any provision of Section 2 of this Agreement is held to be invalid or unenforceable and the Executive is permitted to and does assert any Released Claim against a Releasee, the Company shall be entitled to an immediate refund of one hundred percent (100%) of all payments made pursuant to Section 1 of this Agreement, in addition to any other remedy available to the Company under law or equity; provided, however, that this provision shall not apply to a claim of age discrimination under the ADEA unless ordered by a court of law.

9.             Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall be unaffected and shall continue in full force and effect.

10.           No Admission. The parties agree that this Agreement is not an admission, and shall not be construed as an admission, by either Party of any violation of law or other wrongdoing of any kind.

11.          Attorney Fees and Costs. In any litigation, arbitration or other proceeding arising out of or relating to this Agreement, the prevailing party shall be entitled to recover his/her/its reasonable attorney fees and costs; provided, however, that this provision shall not apply to a claim of age discrimination under the ADEA or a suit challenging the validity of a release of age discrimination claims under the ADEA.

12.           Controlling Law; Venue. This Agreement shall be governed by the laws of the State of Colorado, without regard to any state’s principles regarding conflict of laws; provided, however, that this Agreement shall be governed by the laws of the State of California if the Executive’s principal work location as of the Separation Date was in California. Any action arising out of or relating to this Agreement shall be brought only in the state or federal courts in or for Denver, Colorado and the Executive and the Company hereby waive any right that they might have to challenge the selection of those forums, including but not limited to challenges to personal jurisdiction, venue, or the convenience of the forum.

13.           Code Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), or an exemption thereto, and payments may only be made under this Agreement upon an event and in a manner permitted by Section 409A or an exception thereto. Accordingly, this Agreement shall be interpreted in a manner consistent with the requirements of Section 409A to the extent applicable. Any payments under this Agreement that may be excluded from Section 409A either as a short-term deferral or as separation pay due to an involuntary separation from service shall be excluded from Section 409A to the maximum extent possible. All separation payments to be made upon the termination of employment hereunder may only be made upon a “separation from service” within the meaning of Section 409A. Each amount to be paid or benefit provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A. Notwithstanding any other provision in this Agreement or in any other document, the Company shall not be responsible for the payment of any applicable taxes incurred by the Executive pursuant to this Agreement, under Section 409A or otherwise. The Company makes no representation that any or all of the payments and benefits described in this Agreement will be exempt from or comply with Section 409A, and the Executive agrees that the Company is not responsible for any liabilities arising to the Executive under 409A.

5

14.           Entire Agreement. This Agreement is the entire agreement between the parties regarding the matters addressed herein, and it supersedes and replaces all prior agreements, representations, negotiations or discussions between the parties regarding such matters, whether written or oral. This Agreement may not be modified except in writing signed by both parties. This Agreement may be signed in counterparts, including fax counterparts, and all counterparts together shall constitute one fully-executed agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates stated below.

INSPIRATO LLC

By:

Its:

Date:

EXECUTIVE

By:
[•]

Date:

6

Exhibit B

Restrictive Covenants Agreement

Exhibit 99.1

Inspirato Announces 2022 Results, CFO Succession Plan and
Provides 2023 Guidance

DENVER, March 15, 2023 – Inspirato Incorporated (“Inspirato” or the “Company”) (NASDAQ: ISPO), the innovative luxury travel subscription brand, today announced its 2022 fourth quarter and full-year financial and operating results and provided updated 2023 guidance.

2022 Fourth Quarter and Full-Year Highlights:

●	Total Revenue. Total revenue of $87 million for the fourth quarter, representing 27% year-over-year growth and a 7% sequential decrease compared to the third quarter of 2022. Full-year 2022 revenue was $346 million, 47% year-over-year growth compared to $235 million in 2021.

●	Subscription Base. Active Subscriptions of 16,100, including 3,600 Inspirato Pass subscriptions at year-end 2022, representing year-over-year increases of 8% and 19%, respectively, and sequential quarterly decreases of 1% and 7%, respectively.

●	Strong Demand. Increased Total Nights Delivered by 31% to 188,000 in 2022 compared to 143,000 in 2021.

●	Portfolio Optimization. Ended 2022 with 733 Controlled Accommodations, a 36% net increase compared to 538 Controlled Accommodations at year-end 2021. The Company has moderated its pace of Controlled Accommodations growth in recent quarters as it focuses on gross margins to drive future profitability.

●	Expanded Market with New Offerings. Launched innovative new platforms, Inspirato for Good (“IFG”) and Inspirato for Business (“IFB”), to expand its Total Addressable Market and diversify revenue streams.

2023 Highlights:

●	Announced strategic partnership with Saks, the premier digital platform for luxury fashion. Nearly 3,000 Saks stylists and personal shoppers will be enabled to introduce Inspirato’s subscription offerings to their luxury customers, both online and in Saks Fifth Avenue stores. Saks has the opportunity to earn commissions and incentive-based warrants to acquire Inspirato shares with an exercise price of $2 per share. Based on Saks successfully converting their digital and in-store customers to paying Inspirato subscribers, Saks may exercise these performance warrants to acquire up to a cap of approximately 15% of Inspirato’s current total shares outstanding.

●	The Company is revising its full-year 2023 revenue guidance downward and now anticipates total revenue between $350 and $370 million, approximately 4% growth at the mid-point compared to 2022 as the Company prioritizes accelerating its path to profitability.

●	Anticipated total operating expense, excluding stock-based compensation, between $135 and $140 million compared to $153 million in 2022.

●	Anticipated adjusted EBITDA, a non-U.S. GAAP measure defined below, between a loss of $10 million and $20 million.

These statements are forward-looking and actual results may differ materially. Refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

Forward looking Adjusted EBITDA is a forward-looking non-GAAP financial measure. The Company is unable to reconcile forward-looking Adjusted EBITDA to net income, its most directly comparable forward-looking GAAP financial measure, without unreasonable effort, as a result of the uncertainty regarding, and the potential variability of, reconciling items such as equity-based compensation expense. However, it is important to note that material changes to reconciling items could have a significant effect on our future GAAP results.

Management Commentary

Co-Founder and Chief Executive Officer Brent Handler commented, “2022 was a good year for Inspirato as we accomplished many of the goals set before us while adapting to a rapidly changing macro landscape. We began the year operating amidst the uncertainty surrounding the ongoing impacts of the pandemic while successfully completing our business combination and becoming publicly traded. We rapidly grew both our subscriber base and portfolio to meet the demands of revenge travel before quickly pivoting to a focus on our path to profitability. All the while, we delivered incredible trips and experiences to our highly valued members as evidenced by our industry-leading net promoter score of more than 70 in 2022, our fifth consecutive year with an NPS score of 70 or higher. In 2023, our mission is to continue to press forward on our path to profitability.”

“We continue to execute on our previously announced focus on portfolio optimization and profitability, which we anticipate will deliver improved gross margins over time,” added Chief Financial Officer, Web Neighbor.

2

2022 Financial Results and Operational Metrics

The following table provides the components of gross margin for the periods ended December 31, 2021 and 2022:

	Three Months Ended December 31,			Year Ended December 31,
(thousands)	2021	2022	% Change	2021	2022	% Change
Travel revenue	$38.6	$46.5	20%	$134.4	$198.9	48%
Subscription revenue	29.7	39.3	32%	100.0	145.7	46%
Other revenue	0.1	0.8	* %	0.4	1.0	172%
Total revenue	68.4	86.6	27%	234.8	345.5	47%
Cost of revenue	42.6	61.6	45%	152.7	229.3	50%
Gross margin	$25.7	$25.0	(2)%	$82.0	$116.2	42%
Gross margin (%)	38%	29%	N/A	35%	34%	N/A

The following table provides other operating metrics for the periods ending December 31, 2021 and 2022:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2022	2021	2022
Nights delivered
Residence nights	25,977	27,728	95,994	114,927
Total Occupancy	84%	73%	88%	80%
Hotel nights	12,399	19,773	47,198	73,084
Total Nights Delivered	38,376	47,501	143,192	188,011

Chief Financial Officer to be Appointed as Chief Strategy Officer; Successor Recruitment Plan Announced

Inspirato announced today that its Chief Financial Officer Web Neighbor will be taking on a new mandate as Chief Strategy Officer, and that the Company has engaged an executive search firm to identify his future successor. Mr. Neighbor will continue serving as Chief Financial Officer until a replacement is appointed by the Board of Directors. As Chief Strategy Officer, Mr. Neighbor will have a dedicated focus on leading corporate development, debt and equity capital markets, investor engagement, and strategic partnerships.

“I would like to thank Web for his invaluable contributions as Inspirato’s Chief Financial Officer. Web has been a fantastic partner to me over the past couple of years, and has been instrumental in guiding us through the negotiation and execution of our transformational merger a year ago and throughout our transition to performing as a public company,” said Co-Founder and Chief Executive Officer Brent Handler.

2023 Guidance

In 2023, the Company’s primary focus is on positioning itself to achieve profitability, on an adjusted EBITDA basis, in the near-term, by improving its operating efficiencies and cost structure and continuing to focus on portfolio optimization.

3

In the past two years, the Company successfully increased the supply of its Controlled Accommodations by nearly 100% from 368 to 733 to meet current and anticipated future demand. Several initiatives are aimed at optimizing this economic availability, including loyalty and reward opportunities for existing subscribers, removing and renegotiating underperforming supply, use of proven distribution channels and leveraging new member acquisition strategies such as IFB, IFG and the aforementioned Saks partnership. The increase in supply, coupled with reduced anticipated Pass subscriptions, is expected to contribute to lower than expected paid residence occupancy in 2023 compared to prior years with anticipated full-year total revenue between $350 and $370 million. The Company’s 2023 adjusted EBITDA guidance of a loss of $10 million to $20 million represents an improvement of more than $15 million at the mid-point compared to 2022.

In January 2023, the Company streamlined operations by reducing its corporate headcount by approximately 12% to more appropriately align with its goal of profitability. The Company projects approximately $10 million of savings in 2023, net of non-recurring severance-related expenses of approximately $0.5 million to be incurred in the first half of the year. As such, the Company’s 2023 operating expenses, excluding stock-based compensation, are anticipated to be between $135 and $140 million, compared to $153 million in 2022.

These statements are forward-looking and actual results may differ materially. Refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

Forward looking Adjusted EBITDA is a forward-looking non-GAAP financial measure. The Company is unable to reconcile forward-looking Adjusted EBITDA to net income, its most directly comparable forward-looking GAAP financial measure, without unreasonable effort, as a result of the uncertainty regarding, and the potential variability of, reconciling items such as equity-based compensation expense. However, it is important to note that material changes to reconciling items could have a significant effect on our future GAAP results.

Reconciliation of Non- GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we use Adjusted Net Loss, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our business and financial performance. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

4

There are limitations related to the use of these non-GAAP financial measures, including that they exclude significant expenses that are required by GAAP to be recorded in our financial measures. Other companies may calculate non-GAAP financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any measures derived in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Adjusted Net Loss, Adjusted EBITDA, Adjusted EBTIDA Margin and Free Cash Flow to their respective related GAAP financial measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view Adjusted Net Loss, Adjusted EBITDA loss, Adjusted EBITDA Margin and Free Cash Flow in conjunction with their respective related GAAP financial measures.

Adjusted Net Loss. Adjusted Net Loss is a non-GAAP financial measure that we define as net income (loss) before non-controlling interests excluding gain on forgiveness of debt and warrant fair value gains and losses.

The above items are excluded from our Adjusted Net Loss measure because our management believes that these costs and expenses are not indicative of our core operating performance and do not reflect the underlying economics of our business.

Adjusted EBITDA. Adjusted EBITDA (loss) is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

The above items are excluded from our Adjusted EBITDA (loss) measure because our management believes that these costs and expenses are not indicative of our core operating performance and do not reflect the underlying economics of our business.

Free Cash Flow. We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment and additions to capitalized software. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment and additions to capitalized software, that can be used for strategic initiatives. Our Free Cash Flow is impacted by the timing of bookings because we collect travel revenue between the time of booking and 30 days before a stay or experience occurs. See below for reconciliations of our non-GAAP financial measures.

5

Key Business Metrics

We use a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and business plans, and make strategic decisions. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy.

Active Subscriptions and Active Subscribers. We use Active Subscriptions to assess the adoption of our subscription offerings, which is a key factor in assessing our penetration of the market in which we operate and a key driver of revenue. We define Active Subscriptions as subscriptions as of the measurement date that are paid in full, as well as those for which we expect payment for renewal. Active Subscribers are subscribers who have one or more Active Subscription(s).

Annual Recurring Revenue. We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire Active Subscriptions and to maintain our relationship with existing subscribers. ARR represents the amount of revenue that we expect to recur annually, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. ARR should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items. ARR consists of contributions from our subscription revenue streams and does not include travel revenue or enrollment fees. We calculate ARR as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated.

Other Operating Metrics

Controlled Accommodations. Controlled Accommodations includes leased residences, hotel penthouses, suites and rooms, and residences under net rate agreements, including those that have executed agreements but have not yet been released for booking by our members.

Total Nights Delivered. Total Nights Delivered includes all Paid, Inspirato Pass, Inspirato for Good, Inspirato for Business, employee and other complimentary nights in all residences or hotels.

Total Occupancy. Total Occupancy is inclusive of Paid, Inspirato Pass, Inspirato for Good, Inspirato for Business, employee and other complimentary nights in residences.

Net Promoter Score (NPS). NPS is a customer satisfaction metric taken from asking customers how likely they are to recommend Inspirato to others on a scale of 0-10. Inspirato's reported NPS is measured after travel within Inspirato's managed and controlled portfolio.

6

Inspirato Incorporated

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2022	2021	2022
Revenue	$68,357	$86,627	$234,747	$345,530
Cost of revenue (including depreciation of $373 and $1,656 in 2021 and $855 and $2,245 in 2022, respectively)	42,641	61,618	152,747	229,287
Gross margin	25,716	25,009	82,000	116,243

General and administrative (including equity-based compensation of $411 and $3,258 in 2021 and $3,373 and $8,802 in 2022, respectively)	13,289	17,505	50,477	68,383
Sales and marketing	8,716	7,899	27,821	38,540
Operations	9,478	10,061	26,814	41,267
Technology and development	1,957	4,153	4,914	13,615
Depreciation and amortization	743	1,026	2,619	3,191
Interest, net	152	(19)	635	188
Warrant fair value (gains) losses	—	(1,329)	456	1,696
Gain on forgiveness of debt	—	—	(9,518)	—
Other income, net	—	92	—	(355)
Loss and comprehensive loss before income taxes	(8,619)	(14,379)	(22,218)	(50,282)
Income tax expense	—	210	—	799
Net loss and comprehensive loss	(8,619)	(14,589)	(22,218)	(51,081)
Net loss and comprehensive loss attributable to noncontrolling interests	—	8,007	—	27,024
Net loss and comprehensive loss attributable to Inspirato Incorporated	$(8,619)	$(6,582)	$(22,218)	$(24,057)

Basic and diluted weighted average class A shares outstanding	105,424	59,121	105,513	52,310
Basic and diluted net loss attributable to Inspirato Incorporated per class A share	$(0.08)	$(0.11)	$(0.21)	$(0.46)

7

Inspirato Incorporated

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	$80,233	$80,278
Restricted cash	2,720	1,661
Accounts receivable, net	2,389	3,140
Accounts receivable, net – related parties	386	663
Prepaid subscriber travel	17,183	19,915
Prepaid expenses	11,101	10,922
Other current assets	762	302
Total current assets	114,774	116,881
Property & equipment, net	8,695	18,298
Goodwill	21,233	21,233
Right-of-use assets	—	271,702
Other noncurrent assets	1,068	2,253
Total assets	$145,770	$430,367
Liabilities
Current liabilities
Accounts payable	$33,140	$30,611
Accrued liabilities	6,035	5,475
Deferred revenue, current	176,813	167,733
Deferred rent, current	457	—
Debt	13,267	—
Lease liabilities, current	—	74,299
Total current liabilities	229,712	278,118
Deferred revenue, noncurrent	14,450	18,321
Deferred rent, noncurrent	7,468	—
Lease liabilities, noncurrent	—	208,159
Warrants	547	759
Total liabilities	252,177	505,357

Commitments and contingencies

Temporary equity

Series A-1; 222 authorized and 217 issued and outstanding at December 31, 2021; none at December 31, 2022	12,809	—
Series A-2; 130 authorized, issued, and outstanding at December 31, 2021; none at December 31, 2022	5,489	—
Series B; 193 authorized, issued, and outstanding at December 31, 2021; none at December 31, 2022	19,860	—
Series B-1; 128 authorized and 124 issued and outstanding at December 31, 2021; none at December 31, 2022	15,282	—
Series D; 158 authorized, issued, and outstanding at December 31, 2021; none at December 31, 2022	20,125	—
Series E; 132 authorized and 96 issued and outstanding at December 31, 2021; none at December 31, 2022	9,719	—
Total temporary equity	83,284	—

Equity
Series C; 491 authorized, issued, and outstanding at December 31, 2021; none at December 31, 2022	21,477	—
Common units 4,470 authorized; 1,149 issued and outstanding at December 31, 2021; none at December 31, 2022 (Note 3)	—	—
Class A common stock, par value $0.0001 per share, 1,000,000 shares authorized, 62,716 shares issued and outstanding as of December 31, 2022	—	6
Class V common stock, $0.0001 par value, 500,000 shares authorized, 61,360 shares issued and outstanding as of December 31, 2022	—	6
Additional paid-in capital	—	245,652
Accumulated deficit	(211,168)	(233,931)
Total equity excluding noncontrolling interest	(189,691)	11,733
Noncontrolling interests	—	(86,723)
Total equity	(189,691)	(74,990)
Total liabilities, temporary equity, and equity	$145,770	$430,367

8

Inspirato Incorporated

Consolidated Statements of Cash Flows

(in thousands, except per share data)

	Year Ended December 31,
	2021	2022
Cash flows from operating activities:
Consolidated net loss	$(22,218)	$(51,081)
Adjustments to reconcile consolidated net loss to net cash provided by (used in) operating activities
Accounts receivable, net – related parties
Depreciation and amortization	4,275	5,436
Loss on disposal of fixed assets	—	207
Warrant fair value losses	456	1,696
Equity-based compensation	3,258	8,802
Gain on forgiveness of debt	(9,518)	—
Asset impairment	—	925
Amortization of right-of-use asset	—	88,098
Changes in operating assets and liabilities, net of reverse recapitalization:
Accounts receivable, net	589	(751)
Accounts receivable, net – related parties	118	(277)
Prepaid member travel	(5,379)	930
Prepaid expenses	(4,990)	(4,577)
Other assets	191	(725)
Accounts payable	17,085	(3,518)
Accrued liabilities	2,957	(560)
Lease liability	—	(85,085)
Deferred revenue	42,301	(5,209)
Deferred rent	(370)	—
Net cash provided by (used in) operating activities	28,755	(45,689)

Cash flows from investing activities:
Development of internal-use software	(1,052)	(5,420)
Purchase of property and equipment	(2,964)	(8,850)
Net cash used in investing activities	(4,016)	(14,270)

Cash flows from financing activities:
Repayments of debt	(765)	(27,267)
Proceeds from debt	—	14,000
Common unit redemptions	(7,258)	—
Preferred unit redemptions	(496)	—
Proceeds from reverse recapitalization	—	90,070
Payments of reverse recapitalization costs	—	(23,899)
Proceeds from issuance of Class A common stock	—	5,000
Payments of employee taxes for unit option exercises	(148)	(669)
Proceeds from unit option exercises	—	1,894
Distributions	(120)	(184)
Net cash provided by (used in) financing activities	(8,787)	58,945

Net increase (decrease) in cash, cash equivalents, and restricted cash	15,952	(1,014)
Cash, cash equivalents, and restricted cash – beginning of year	67,001	82,953
Cash, cash equivalents, and restricted cash – end of year	$82,953	$81,939

Supplemental cash flow information:
Cash paid for interest	$609	$288
Cash paid for income taxes	—	81
Significant noncash transactions:
Gain on forgiveness of debt	9,518	—
Conversion of Class V to Class A stock	—	4,957
Conversion of preferred stock in connection with reverse recapitalization	—	104,761
Warrants acquired at fair value	—	9,874
Warrants exercised	—	8,390
Fixed assets purchased but unpaid, included in accounts payable at period end	—	989
Operating lease right-of-use assets exchanged for lease obligations	—	355,214
Conversion of deferred rent and prepaid rent to right-of-use assets	—	6,831

9

Reconciliation of Net Loss to Adjusted Net Loss
	Three Months Ended December 31,		Year Ended December 31,
(thousands)	2021	2022	2021	2022
Net loss	$(8,619)	$(14,590)	$(22,218)	$(51,081)
Warrant fair value (gains) losses	—	(1,330)	456	1,696
Gain on forgiveness of debt	—	—	(9,518)	—
Adjusted Net Loss	$(8,619)	$(15,920)	$(31,280)	$(49,385)

Reconciliation of Net Loss to Adjusted EBITDA
	Three Months Ended December 31,		Year Ended December 31,
(thousands)	2021	2022	2021	2022
Net loss and comprehensive loss	$(8,619)	$(14,590)	$(22,218)	$(51,081)
Public company readiness costs	1,434	—	7,511	1,092
Equity-based compensation	411	3,373	3,258	8,802
Depreciation and amortization	1,116	1,881	4,275	5,436
Interest, net	152	(19)	635	188
Warrant fair value (gains) losses	—	(1,330)	456	1,696
Asset impairment	—	—	—	925
Gain on forgiveness of debt	—	—	(9,518)	—
Income taxes	—	210	—	799
Adjusted EBITDA	$(5,506)	$(10,475)	$(15,601)	$(32,143)
Adjusted EBITDA Margin(1)	(8.1)%	(12.1)%	(6.6)%	(9.3)%

(1)            We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of total revenue for the same period.

Reconciliation of Free Cash Flow
	Three Months Ended December 31,		Year Ended December 31,
(thousands)	2021	2022	2021	2022
Net cash provided by (used in) operating activities	$10,400	$2,590	$28,755	$(45,689)
Development of internal-use software	(133)	(2,673)	(1,052)	(5,420)
Purchase of property and equipment	(1,188)	(1,732)	(2,964)	(8,850)
Free Cash Flow	$9,079	$(1,815)	$24,739	$(59,959)

10

2022 Fourth Quarter and Year-End Earnings Call and Webcast

The Company invites you to join Brent Handler, Co-Founder and Chief Executive Officer, and Web Neighbor, Chief Financial Officer for a conference call on Thursday, March 16, 2023 to discuss its 2022 fourth quarter and year-end operating and financial results.

To listen to the audio webcast and Q&A, please visit the Inspirato Investor Relations website at https://investor.inspirato.com. An audio replay of the webcast will be available on the Inspirato Investor Relations website shortly after the call.

Conference Call and Webcast:

Date/Time: Thursday, March 16, 2023 at 11:00 a.m. ET
Webcast: https://edge.media-server.com/mmc/p/f4ydmipk

About Inspirato

Launched in 2011, Inspirato (NASDAQ: ISPO) is the innovative luxury travel subscription brand that provides affluent travelers access to a managed and controlled portfolio of hand-selected vacation options, delivered through a subscription model to ensure the service and certainty that affluent customers demand. The Inspirato portfolio includes branded luxury vacation homes available exclusively to subscribers and guests, accommodations at five-star hotel and resort partners, and custom travel experiences. In 2019, Inspirato revolutionized travel by introducing Inspirato Pass, the world’s first luxury travel subscription that includes all nightly rates, taxes, and fees. For more information, visit www.inspirato.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecast,” “plan,” “intend,” “target,” or the negative of these words or other similar expressions that concern our expectations, strategy, priorities, plans, or intentions. Forward-looking statements in this press release include, but are not limited to, statements regarding our expectations relating to future operating results and financial position; guidance and growth prospects including those related to our new platforms Inspirato for Good and Inspirato for Business; quotations of management; our expectations regarding the luxury travel market; anticipated future expenses and investments; business strategy and plans; market growth; market position; and potential market opportunities. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties, including changes in our plans or assumptions, that could cause actual results to differ materially from those projected. These risks include our inability to forecast our business due to our limited experience with our pricing models; the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; our ability to compete effectively in an increasingly competitive market; our ability to sustain and manage our growth; and current market, political, economic and business conditions and other risks detailed in our filings with the Securities and Exchange Commission (the “SEC”), including in our Quarterly Report on Form 10-Q that will be filed with the SEC by December 19, 2022 and subsequent filings with the SEC.

11

Past performance is not necessarily indicative of future results. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect our expectations, plans, or forecasts of future events and views as of the date of this press release. We anticipate that subsequent events and developments will cause our assessments to change. All information provided in this release is as of the date hereof, and we undertake no duty to update this information unless required by law. These forward-looking statements should not be relied upon as representing our assessment as of any date subsequent to the date of this press release.

Contacts:

Investor Relations:

ir@inspirato.com

Media Relations:

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